Exhibit 99.1

CENTOGENE Receives Delisting Notice From Nasdaq

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, August 07, 2024 (GLOBE NEWSWIRE) -- Centogene N.V., the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel has determined to delist CENTOGENE’s common stock from Nasdaq. The notice indicates that CENTOGENE (the “Company”) remains noncompliant with Nasdaq Listing Rule 5450(b)(2)(C), which requires a minimum USD 15 million market value of publicly held shares.

Suspension of trading in the Company’s common stock on Nasdaq will be effective at the open of trading on August 8, 2024. The Company may, within 15 calendar days from the date of the notice, request that Nasdaq review the decision, but the Company does not intend to make such a request.

The Company expects its common stock to commence trading on the OTC Markets Group platform (the “OTC”) at the open of trading on August 8, 2024, under the symbol "CNTGF." The Company has also applied to trade its common stock on the OTCQX Market and expects to commence trading of its common stock on the OTCQX in the coming weeks. However, no assurances can be provided that trading of the Company’s common stock on the OTC will commence promptly, or at all, or will be maintained if commenced.

As previously announced, on February 27, 2024, CENTOGENE received a notification from Nasdaq’s Listing Department notifying it of Nasdaq’s determination to delist the Company’s securities from Nasdaq due to non-compliance with Nasdaq Listing Rule 5450(b)(2)(C), subject to the Company’s right to a hearing.

On April 30, 2024, the Company had a hearing with Nasdaq and presented a plan of compliance with respect to the minimum market value requirement. As previously announced, the Company’s plan to regain compliance related to the Company completing a sale transaction by no later than August 26, 2024, which is the latest date for which the Nasdaq panel has authority to grant an extension. The Company is unable to meet this requirement. Notwithstanding the foregoing, the Company continues to actively pursue a sale transaction pursuant to its announced strategic alternatives review process.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:

Melissa Hall

CENTOGENE

Corporate Communications

Press@centogene.com

Lennart Streibel

CENTOGENE

Investor Relations

IR@centogene.com